Reply to the Attention of Direct Line Direct Fax Email Address Our File No. Date	Michael Shannon 604.893.7638 604.893.2381 Michael.shannon@mcmillan.ca 58783V-48 September 14, 2012

Via EDGAR Correspondence

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549

Attention:        Mr. John Reynolds

Dear Sirs/Mesdames:

Re:      Passport Potash Inc.
             Registration Statement on Form 10
             Filed June 29, 2012
             File No. 000-54751

             We write in furtherance of our letter, dated September 7, 2012, on behalf of Passport Potash Inc. (the "Company") to the United States Securities and Exchange Commission (the "Commission") in which the Company advised that it expected it would be able to provide responses to the Commission's letter (the "Comment Letter") of July 26, 2012, with respect to the above referenced Form 10 filing on or before September 14, 2012. The Company is still actively working on its responses to the Comment Letter and will require additional time to respond to the Comment Letter. The Company anticipates that it will be able to provide the responses on or before September 21, 2012.

             In the meantime, please feel free to contact the undersigned at (604) 893-7638 should you have any questions or concerns.

Yours very truly,

/s/ Michael Shannon

Michael T. Shannon

cc:       Passport Potash Inc.

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